Consent of KPMG Peat Marwick LLP, Independent Accountants


The Board of Directors
Control Resources Corporation:

We consent to the inclusion of our report dated February 7, 1997, with respect to the balance sheets of Control Resources Corporation as of December 31, 1996 and 1995, and the related statements of operations and (accumulated deficit) retained earnings, and cash flows for each of the years in the two-year period ended December 31, 1996, which report appears in the Form 8-K of P-COM, Inc. dated June 13, 1997, as amended. The report of KPMG Peat Marwick LLP covering the December
31, 1996 and 1995 financial statements contains an explanatory paragraph that states that CRC's 1996 losses from operations and net stockholders' deficit raise substantial doubt about CRC's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.

We also consent to the incorporation by reference in the registration statements (No. 33-89908 and No. 333-07773) on Form S-8 of P-COM, Inc. pertaining to the 1995 Stock Option/Stock Issuance Plan and Employee Stock Purchase Plan of P-COM, Inc. of our report dated February 7, 1997, with respect to the balance sheets of Control Resources Corporation as of December 31, 1996 and 1995, and the related statements of operations and (accumulated deficit) retained earnings, and cash flows for each of the years in the two-year period ended December 31, 1996, which report appears in the Form 8-K of P-COM, Inc. dated June 13, 1997, as amended.


KPMG Peat Marwick LLP

Short Hills, New Jersey
June 25, 1997